

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2025

Allan J. Camaisa
Chief Executive Officer
Calidi Biotherapeutics, Inc.
4475 Executive Dr., Suite 200
San Diego, CA 92121

> **Re: Calidi Biotherapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 10, 2025**
> **File No. 333-284229**

Dear Allan J. Camaisa:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tamika Sheppard at 202-551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jay Yamamoto